Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dandy Technology, Inc.
108 Lakeland Ave.
Dover, DE 19901
http://dandytek.com

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Dandy Technology, Inc.
Address: 108 Lakeland Ave., Dover, DE 19901
State of Incorporation: DE
Date Incorporated: September 21, 2021

Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Time-based Perks</u>

First 48 hrs — Invest $250 or more in the first 48 hours and receive 15% bonus shares

Next 48 hrs — Invest $250 or more in the next 48 hours and receive 10% shares

Next 72 hrs — Invest $250 or more in the next 72 hours and receive 8% bonus shares

Next 2 weeks — Invest $250 or more in the next 2 weeks and receive 5% bonus shares

<u>Volume-Based Perks</u>

Tier 1 Perk — Invest $500+ and receive $50 Dandy gift card

Tier 2 Perk — Invest $1000+ and receive $100 Dandy gift card + Dandy T-shirt

Tier 3 Perk — Invest $5,000+ and receive $500 Dandy gift card + Dandy T-shirt

Tier 4 Perk — Invest $10,000+ and receive $500 Dandy gift card + Dandy Polo-shirt + 3% bonus shares

Tier 5 Perk — Invest $25,000+ and receive a DT-O1 + Dandy Polo-shirt + 5% bonus shares

Tier 6 Perk — Invest $50,000+ and receive a custom artist painted DT-01XL + Dandy T-shirt and Dandy Polo-shirt + a meeting with CEO and disclosure on products and features in development via zoom + 8% bonus shares

<u>Loyalty Bonus</u>

As a Loyalty member you are eligible for 7% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Dandy Technology Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Holders Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Dandy Technology, Inc. ("Dandy Technology" or the "Company") is pioneering the integration of smart technology into lawn care, offering homeowners innovative, AI-driven solutions for maintaining their yards. Central to the Company's vision is the development of autonomous, environmentally friendly products aimed at transforming the traditional approach to lawn maintenance. Dandy Technology's flagship offering, an autonomous weed-elimination robot, epitomizes its commitment to enhancing efficiency, reducing chemical use, and saving time for consumers.

Corporate History

Dandy Technology, LLC was formed in Illinois on September 21, 2021. On January 1, 2024 Dandy Technology, LLC converted to Dandy Technology, Inc., a Delaware corporation.

Intellectual Property

The intellectual property owned include a patent pending for the DT-01 with claims related to its features in the USA, and trademarks for the names "Dandy" and "Dandy Technology" which are fully registered in the USA.

Competitors and Industry

Competitors

Dandy Technology Inc. operates at the forefront of the smart lawn care industry, providing advanced, AI-based solutions for garden maintenance. While it contends with several players in the smart home and garden market, such as Robomow and Husqvarna, Dandy Technology sets itself apart with its focus on eco-friendly, intelligent weed elimination and lawn care robots. The Company's unique approach, leveraging autonomous robots to reduce pesticide use significantly, positions it uniquely within the lawn care sector. This differentiation allows Dandy Technology to address the growing consumer demand for sustainable, efficient, and technology-driven yard maintenance solutions.

Market & Industry

The lawn care and gardening industry is witnessing a transformative shift towards sustainability and automation, driven by advancements in technology and growing environmental concerns. With the U.S. lawn care market expected to reach $75.7 billion by 2029, the demand for innovative, eco-conscious lawn maintenance solutions is rapidly expanding. Dandy Technology's entry into this market with AI-enhanced, autonomous products taps into the burgeoning trend of smart lawn care, aiming to capture a significant market share.

Moreover, the rise of smart home technology has primed consumers for the adoption of smart lawn solutions, presenting Dandy Technology with a lucrative opportunity to lead in the creation of Smart Yards. The Company's strategic focus on reducing chemical use in lawn care through its cutting-edge robots also aligns with the increasing regulatory and consumer push towards environmentally friendly practices. As such, Dandy Technology is not just competing in the traditional lawn care market but is also pioneering a new segment within the tech-driven, sustainable home and garden space.

Current Stage and Roadmap

Current Stage

The Company's current focus is on enhancing its AI-based platform and intelligent robotic lawn care products to further cement its position in the smart yard industry. Dandy Technology is also engaging in strategic partnerships and discussions with landscaping companies to explore broader applications of its technology, reflecting a commitment to innovation and market expansion. Additionally, the firm has garnered interest and investment from tech-savvy investors and environmental advocates, drawn to its mission of revolutionizing lawn care with smart, sustainable solutions.

Future Roadmap

Following the success of the DT-01 robot, Dandy Technology is planning to expand. We plan to upgrade our production facilities, which already use advanced robotics and AI, to increase product output and speed up delivery. We plan to grow our team, focusing on AI, robotics, and environmental science, to support our innovation goals. Upcoming products include the DT-01XL and the solar-powered DT-01 mow-bot, among other smart lawn care solutions. These efforts are part of our mission to develop a full range of efficient, eco-friendly lawn maintenance technologies.

The Team

Officers and Directors

Name: Peter John Wokwicz

Peter John Wokwicz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO & Director
  Dates of Service: September, 2021 - Present
  Responsibilities: CEO-Responsible for leading Capital Raise and operations of the company. Functions as the Company's principal accounting officer. Salary: $20,826

Other business experience in the past three years:

- Employer: Positron Capital Management
  Title: CEO
  Dates of Service: January, 2014 - Present
  Responsibilities: Single-member family office for Peter Wokwicz. Responsible for all operations of company on part-time basis.

Other business experience in the past three years:

- Employer: Code Exchange Inc.
  Title: Advisor
  Dates of Service: January, 2001 - Present
  Responsibilities: Have performed ad hoc Interim and Advisory work for tech companies under this corporation.

Other business experience in the past three years:

- Employer: Business Talent Group
  Title: Advisor
  Dates of Service: January, 2007 - Present
  Responsibilities: Provide part-time and ad hoc Interim CIO and advisory work under this company

Name: Stanley Charles Duda

Stanley Charles Duda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & Director
  Dates of Service: September, 2021 - Present
  Responsibilities: My role is to communicate with potential investors and clients about the value of Dandy and the positive impacts to our environment. Salary: 11,328

Other business experience in the past three years:

- Employer: Hero Digital and Alpine Consulting, Inc
  Title: Sr Director and CEO respectively
  Dates of Service: October, 1998 - December, 2021
  Responsibilities: My role was to drive sales, marketing and finance for Alpine. For hero it was to focus on sales for alpine when they acquired us.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure

generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure

of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective

product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or

for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its

financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter John Wokwicz	4,214,400	Common Stock	52.68%
Stanley Charles Duda	3,785,600	Common Stock	47.32%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

one vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Founders shares
  Date: September 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $0 compared to $94,855 in fiscal year 2023. This increase is due to the company starting to sell its products in 2023 after a period focused on development in 2022.

Cost of sales

Cost of Sales for fiscal year 2022 was $844,486 compared to $745,166 in fiscal year 2023. The decrease is attributed to improved operational efficiencies and cost-saving measures implemented as the company moved from development to production.

Gross margins

Gross margins for fiscal year 2022 were -$844,486 compared to -$650,311 in fiscal year 2023. This improvement in gross margins is a result of beginning sales in 2023, offsetting some of the costs of sales, unlike in 2022 when there were expenses but no revenue.

Expenses

Expenses for fiscal year 2022 were - $844,486 compared to - $745,166 in fiscal year 2023. The decrease is attributable to overall research and development expenses decreasing as our first DT-01 robot moved from development to production.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company has just begun scaling its product offerings and entering the market with its innovative lawn care solutions. Past cash was primarily generated through equity investments by the founders and early-stage investors who recognized the potential of our unique value proposition in the smart lawn care industry. Our goal is to significantly increase our revenue streams by expanding our product line, enhancing market penetration, and solidifying partnerships with landscaping companies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of a line of credit for $500,000 from First National Bank, a shareholder loan in the amount of $250,000, and $125,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our next phase of product development, specifically the launch and scaling of the DT-01 mow-bot and the development of our upcoming DT-02 model with enhanced features.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $50,000 for expenses related to salaries ($20,000), inventory ($10,000), research and development ($10,000), and marketing and sales ($10,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount (1.235M), we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $125,000 for expenses related to salaries ($40,000), inventory ($50,000), research and development ($15,000), and marketing and sales ($35,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including required capital contributions from existing shareholders, negotiations for an extended line of credit with First National Bank, and a contemplated future capital raise through a Series A equity financing round. Additionally, we are exploring strategic partnerships that may offer non-dilutive funding opportunities after our CF raise.

Indebtedness

- Creditor: Shareholder Loan
  Amount Owed: $432,640.00
  Interest Rate: 8.0%
  In 2023, the Company entered into loan agreements with its shareholders at an interest rate of 8% annually. The balance of these loans was nil and $432,640 as December 31, 2022 and 2023, respectively.

Related Party Transactions

- Name of Entity: Shareholder
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During the year ended December 31, 2023, the Company had outstanding shareholder loans in the amount of $432,640 from the shareholders of the Company.
  Material Terms: The balance bears interest of 8% per annum payable on demand.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The company has no outstanding options, warrants, other securities with a right to acquire shares or shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.0%
  To fund market and customer research, development of new product lines, and market testing of the DT-01 robot enhancements and upcoming models.

- Inventory
  25.0%
  To purchase inventory for the DT-01 and upcoming models in preparation for expansion and the launch of new products. This ensures readiness to meet anticipated demand increases.

- Company Employment
  20.0%
  To hire key personnel essential for daily operations, focusing on roles in Office Administration, Sales and Marketing, Customer Service, and R&D. This includes providing competitive wages to attract and retain top talent.

- Working Capital
  18.5%
  To provide a financial cushion for the initial launch phases of new products, product expansion efforts, and to cover day-to-day operational expenses. This includes marketing, utilities, rent, and other overhead costs.

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://dandytek.com (http://dandytek.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dandytechnology

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dandy Technology, Inc.

[See attached]

Dandy Technology, LLC
(the “Company”)
an Illinois Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2022 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Dandy Technology, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has evaluated these conditions and plans to generate revenue and secure funding as needed to meet its financial obligations.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 1, 2024

DANDY TECHNOLOGY, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash	439,748	325,777
Inventories	145,986	-
Total Current Assets	585,734	325,777
Non-Current Assets:		
Intangible assets	479,985	516,907
Total Non-Current Assets	479,985	516,907
TOTAL ASSETS	1,065,719	842,684
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit card liabilities	7,272	616
Shareholder loans	432,640	-
TOTAL LIABILITIES	439,912	616
EQUITY		
Owners' equity	625,808	842,068
TOTAL EQUITY	625,808	842,068
TOTAL LIABILITIES AND EQUITY	1,065,719	842,684

DANDY TECHNOLOGY, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
SALES	94,855	0
COSTS AND EXPENSES		
General business expenses	570,821	503,494
Advertising and marketing	76,029	16,305
Amortization	36,922	36,922
Supplies	29,665	202,197
Rent	12,063	36,975
Office expenses	11,116	27,062
Professional fees	4,724	14,089
Other expenses	3,827	7,442
Total Costs and Expenses	745,166	844,486
OTHER INCOME	7,137	0
NET LOSS	**(643,175)**	**(844,486)**

DANDY TECHNOLOGY, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Loss	(643,175)	(844,486)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	36,922	36,922
Inventories	(145,986)	-
Credit card liabilities	6,656	616
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(102,408)	37,538
Net Cash used in Operating Activities	(745,583)	(806,947)
INVESTING ACTIVITIES		
Additions to intangible assets	-	(553,829)
Net Cash used in Financing Activities	-	(553,829)
FINANCING ACTIVITIES		
Additions to:		
Shareholder loans	432,640	-
Investments	426,914	1,499,877
Net Cash provided by Financing Activities	859,554	1,499,877
Cash at the beginning of period	325,777	186,677
Net Cash increase for period	113,971	139,101
Cash at end of period	439,748	325,777

DANDY TECHNOLOGY, LLC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Equity
Beginning balance at 1/1/22	186,677
Additional investments	1,499,877
Net loss	(844,486)
Ending balance at 12/31/22	842,068
Additional investments	426,914
Net loss	(643,175)
Ending balance at 12/31/23	625,808

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Dandy Technology, LLC ("the Company") was formed in Illinois on September 21, 2021. The company is at the forefront of transforming lawn care through innovative AI and robotics. Smart home meets smart yard! Dandy was founded in 2021 to revolutionize lawn care- helping save time, money and the environment. The company is headquartered in Illinois, strategically positioned to serve customers nationwide in the United States. The Company's mission is to provide homeowners with cutting-edge solutions that make lawncare efficient, sustainable, and hassle-free. Stay tuned for our upcoming crowdfunding campaign launching Spring 2024, where you can join us in advancing the future of lawn care with Dandy Technology.

On January 18, 2024, the Company completed a conversion of its Illinois Limited Liability Company, Dandy Technology LLC to Dandy Technology, Inc.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $325,777 and $439,748 in cash as of December 31, 2022 and December 31, 2023, respectively.

Inventories

Inventories consisted of robot parts and batteries which are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventories as at December 31, 2022 and 2023 amounted to nil and $145,986, respectively.

Intangible assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles - Goodwill and Other in accounting for intangible assets. Intangible assets are recorded at cost. Amortization is provided using the straight-line method, based on the useful life of the assets, in which case is 15 years. Intangible assets amounted to $479,985 and $516,907 as of December 31, 2022 and December 31, 2023, respectively.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 and December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through sale of its production robots. The Company's payments are generally collected at the time of sale via credit card through various platforms. The Company's primary performance obligation is to provide the product to its customers and revenue is recognized at the time of shipment.

General Business Expenses

General business expenses consist of expenses to independent contractors involved in research and development, general corporate functions, including accounting, finance, tax, legal, business development, payroll and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2023, the Company had outstanding shareholder loans in the amount of $432,640 from the shareholders of the Company. The balance bears interest of 8% per annum payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - In 2023, the Company entered into loan agreements with its shareholders at an interest rate of 8% annually. The balance of these loans was nil and $432,640 as December 31, 2022 and 2023, respectively.

NOTE 6 – EQUITY

The Company is a multi-member LLC where the ownership interests are divided into 52.68% ownership for the CEO and 47.32% ownership for the President.

Each member shall have a voting interest in the Company equal to its membership percentage interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2024, the date these financial statements were available to be issued.

As part of the loan agreements of the Company with its shareholders, additional loans were granted to the Company aggregating to $145,250. The balance of these loans amounted to $163,670 as of March 8, 2024.

On January 18, 2024, the Company completed a conversion of its Illinois Limited Liability Company, Dandy Technology LLC to Dandy Technology, Inc. As a part of this conversion, the company authorized to issue 10,000,000 shares at a par value of $.00001 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF DANDY TECHNOLOGY

The Dawn of Intelligent Lawn Care

Dandy Technology aims to transform lawn care with smart-tech solutions, including AI-powered robots (DT-01 & DT01XL) for time and cost-effective, eco-friendly weed control.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


dandy
technology
The Dawn of Intelligent Lawn Care

$0 Raised

REASONS TO INVEST

SMART YARD: Dandy is transforming the lawn and garden market with an AI-based orchestration platform and intelligent robotic lawn care products. Smart Home meets SMART YARD. Saving time, money, and the environment.

INNOVATIVE SOLUTIONS: Dandy's DT-01 weed-eliminating autonomous robot reduces pesticide use by over 95% compared to traditional methods. It is the first of many smart robots coming to the Dandy ecosystem this year.

HUGE MARKET OPPORTUNITY: The U.S. Lawn Care Market is expected to grow at a 5.2% CAGR from 2024-2029, estimated to be $58.7B in 2024 and reach $75B by 2029. The U.S. Landscaping Services Market was $176 billion in 2023.

Get Equity
$2.50 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	**VALUATION**
$250	$20M

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Peter Wokwicz • CEO | Director | Founder | Investor

Peter Wokwicz, CEO and Founder of Dandy Technology, brings 25+ years of tech and start-up expertise. He's previously led innovative ventures in software, wealth management, hedge fund, and business advisory firms. He also served as an interim C-...

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Stan Duda • President | Director | Investor

Stan Duda, President of Dandy Technology, brings C-level technology leadership, with a focus on innovation and business solutions. With 25+ years of experience and previous CEO of Alpine Consulting, he tackled challenges in manufacturing/distribution, finance,...

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THE PITCH

A Smart Approach to Lawn Care


Weeds,
Meet the DT-01
Intelligent technology built for the everyday consumer to achieve weedless lawns effortlessly and sustainably


Weed Identification Camera
User Interface
GPS
Battery Charging System
Intelligent Bumper
Terrain Sensor
All-Terrain Wheels
Utility Handle
Durability and Weatherproofing
360° Pivot Wheel


dandy

**The above is a computer-generated demo version of the product.*

Dandy Technology is an innovation-focused tech company developing intelligent lawn care solutions for the consumer market. With our autonomous and environmental weed-eliminating robot, consumers save time and money with an easy solution to rid any lawn of weeds. Our DT-01 and DT01XL AI-enhanced lawn care robots employ cutting-edge AI and innovative navigation to precisely detect and effectively eradicate weeds sustainably, drastically reducing the need for harmful chemicals.

We believe Dandy Technology has marked a significant leap forward in eco-friendly landscaping. Our commitment lies in the ongoing development of intelligent technologies and other robotic solutions for future products, catering to various lawn care requirements.

Our overarching goal is to cultivate a comprehensive ecosystem of smart lawn care solutions, simplifying the task of lawn and yard maintenance for all.

THE PROBLEM & OUR SOLUTION

Weeds Are Only the Beginning

Invasive and noxious weeds are invading lawns at an increased rate and are a challenging problem for homeowners. Traditional lawn care methods are often time-consuming, labor-intensive, expensive, harmful to the environment, and ultimately, detrimental to our health (Source).



Traditional lawn care methods are often:
Time-Consuming, Labor-Intensive, Expensive, Harmful to The Environment
$9B-60B
Spent each year in the U.S. on pesticides
$65
Avg. spent per weed control application
90M
Pounds of pesticides used in U.S. annually

*Source | Source | Source| Source | Source

Not to mention, lawns haven't seen nearly the same innovation as our homes. While smart devices and appliances have transformed our daily lives, lawn care remains stuck in the past, relying on manual labor or chemical-heavy solutions.

Professional weed control is expensive (ranging from $65 to $165 per treatment) and often involves using excessive herbicide sprays (4+ treatments per season) that harm the environment, even when it’s not necessary. This "one-size-fits-all" approach is ineffective and wasteful, leading to unnecessary chemical saturation of lawns and excessive toxicity in the environment (Source).



AI Vision
GPS Navigation
iOS+Android app
Wireless
Autonomous
Dandy Robot
Disconnected
AI-powered Weed Control

The above is a computer-generated demo version of the product.

In fact, the U.S. spends over $15 billion on pesticides, resulting in 90 million pounds of pesticides used on our lawns annually, creating a significant burden on both our wallets and the planet (Source | Source).

Dandy Technology offers intelligent technology for everyday consumers to achieve beautiful weedless lawns effortlessly and sustainably. We believe we have a better way to care for your weeds with the Dandy DT-01, an AI-powered weed-eliminating robot. This innovative solution uses intelligent automation and GPS-targeted weed identification to eliminate weeds with **less than 4%** of the pesticides typically used by traditional methods.

Dandy is empowering homeowners to save time and money, while also protecting their families, pets, and the environment from unnecessary harsh chemicals.

THE MARKET & OUR TRACTION

Dandy Capitalizes on the Rise of Smart Lawns

Dandy Technology is targeting the U.S. lawn care market, currently valued at $58.7 billion and expected to reach $75.7 billion by 2029, growing at a CAGR of 5.2% (Source). While the robotic lawn mower market is experiencing a surge with new models and lower prices, Dandy is taking a unique approach: AI-powered robots for sustainable weed control.

As we continue our development of future products designed for other lawn and yard care needs, we're also targeting the U.S. landscaping services market, valued at nearly $170 billion in 2023 with expectations to reach $239 billion by 2031 (Source).




OUR TRACTION
Sold out our first production run of the DT-01 robot
Plans to work with landscaping companies for future iterations
$20K in sales in 2023
$4M invested from our President and CEO

We began shipping our first product run of the DT-01 robot in December 2023 and sold out. Additionally, we've been in conversations with landscaping companies for future products we already have prototypes for. With $20,000 in sales in just one month, $4 million invested by our President and CEO, and future products in the pipeline, we believe in the power of Dandy and our ability to lead this growing lawn care market.

Dandy's next developments are already in progress with initial prototypes built!

- DT-01S with on-board solar charging
- DT-01F with fleet features for enterprise landscapers
- DTM-01-mini mower for cutting small lawns
- DTC-01, Commercial version for large lawns
- DT-02, DT-01 with new features, improvements, and cost savings

WHY INVEST

Join Dandy– The Future of Lawn Care


Invest in the
Future of Lawn Care
Join us as we seek to transform the market with AI-powered and patent-pending technology to save time, money, and the environment.

**The above is a computer-generated demo version of the product.*

Dandy Technology lies in the intersection of disruptive technology, a large market, and environmental responsibility. We've seen early traction with the sell-out of our first product and are confident in our exceptional leadership team to guide us on the path to success.

While Dandy's technology and capability have already offered efficiency, cost savings, and environmental benefits, we are aiming even bigger. We envision a "Smart Yard", a connected ecosystem of technology to seamlessly care for all lawn and yard needs. Homes interiorly across the globe have been technologically advancing for years, and we think it’s time to start applying this exteriorly.

Invest in Dandy and join the future of lawn care: smarter, greener, and more efficient.

ABOUT

HEADQUARTERS	WEBSITE
108 Lakeland Ave. Dover, DE 19901	View Site

Dandy Technology aims to transform lawn care with smart-tech solutions, including AI-powered robots (DT-01 & DT01XL) for time and cost-effective, eco-friendly weed control.

TERMS

Dandy Technology

Overview

PRICE PER SHARE	VALUATION
$2.50	**$20M**

DEADLINE	FUNDING GOAL
Apr. 30, 2024 at 4:49 AM UTC	**$15k - $1.24M**

Breakdown

MIN INVESTMENT
$250

MAX INVESTMENT
$1,235,000

MIN NUMBER OF SHARES OFFERED
6,000

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-based Perks

First 48 hrs — Invest $250 or more in the first 48 hours and receive 15% bonus shares

Next 48 hrs — Invest $250 or more in the next 48 hours and receive 10% shares

Next 72 hrs — Invest $250 or more in the next 72 hours and receive 8% bonus shares

Next 2 weeks — Invest $250 or more in the next 2 weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive $50 Dandy gift card

Tier 2 Perk — Invest $1000+ and receive $100 Dandy gift card + Dandy T-shirt

Tier 3 Perk — Invest $5,000+ and receive $500 Dandy gift card + Dandy T-shirt

Tier 4 Perk — Invest $10,000+ and receive $500 Dandy gift card + Dandy Polo-shirt + 3% bonus shares

Tier 5 Perk — Invest $25,000+ and receive a DT-O1 + Dandy Polo-shirt + 5% bonus shares

Tier 6 Perk — Invest $50,000+ and receive a custom artist painted DT-01XL + Dandy T-shirt and Dandy Polo-shirt + a meeting with CEO and disclosure on products and features in development via zoom + 8% bonus shares

Loyalty Bonus

As a Loyalty member you are eligible for 7% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Dandy Technology Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Holders Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

Screen Rant

This Gardening Robot Will Nix Weeds From Your Lawn While You Kick Back

View Article

Environment Newswire

Dandy Technology Debuts Its Lawn Care Robots

View Article

WSAZ News Channel 3

Spring Gardening Trends for 2023

View Article

ABC 6

Gardening Trends For Spring

View Article

ZDNET

Dandy's New Weed-Killing Lawn Robot Will Save Your Back

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Dandy Technology.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

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FAQS

How much can I invest?

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What will the return on my investment be?

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What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2024 All Rights Reserved

Important Message

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VoiceOver: Smart technology in homes was once considered novel, But now? It's become an undeniable part of our lives. Home lawn care tech, however, has not kept pace and it's kept the industry stuck in the past. The U.S. Lawn Care Market is expected to hit $58 billion this year with more growth ahead.

There's tremendous opportunity for newer and better solutions through technology.

Our vision is A Smart Yard Technological EcoSystem by DANDY. Dandy has begun to integrate lawn care technology across multiple platforms.

Smart Home, meet Smart Yard by Dandy.

Traditional lawn care will never be the same. We are harnessing technology to revolutionize the way we work, by being smarter, more efficient, safer, and more sustainable—all in the name of our lawns and our environment.

The development and launch of the first ever lawn weeding robot the DT-01 is our initial step toward this mission. DT-01 is a better, safer, and smarter way to eliminate weeds.

It distributes 90% less herbicide than traditional methods. It's GPS-equipped for precision custom mapping, and the on-board artificial intelligence recognizes weeds while recording and analyzing lawns in real-time—and it runs autonomously.

Most importantly, it's safer for families, pets, and our environment. Dandy's next innovations are already underway.

V/VFX: (Super)

· DT-01S-with on-board solar charging

· DT-01F-with fleet features for enterprise landscapers

· DTM-01-mini mower for cutting small lawns

· DTC-01, Commercial version for large lawns

· DT-02, DT-01 with new features, improvements, and cost savings

It's the Dawn of The Smart Yard—where technology and sustainability intersect. So join Dandy Technology in a lawncare revolution.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF AN ILLINOIS LIMITED LIABILITY COMPANY UNDER THE NAME OF "DANDY TECHNOLOGY, LLC" TO A DELAWARE CORPORATION, FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF JANUARY, A.D. 2024, AT 4:40 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

2958228 8100V
SR# 20240212228

Authentication: 202648269
Date: 01-23-24

CERTIFICATE OF CONVERSION
OF
DANDY TECHNOLOGY, LLC
AND
DANDY TECHNOLOGY, INC.

Pursuant to Section 265 of the Delaware General Corporation Law (the "Act"), the undersigned adopts the following Certificate of Conversion:

1. Dandy Technology, LLC was formed as, and immediately preceding the conversion, is a Illinois limited liability company ("Company").

2. The Company was formed on September 21, 2021.

3. The name of the corporation set forth in the Certificate of Incorporation, filed in accordance with the Act, is Dandy Technology, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of Dandy Technology, LLC, has executed this Certificate of Conversion on December 28, 2023.

Dandy Technology, LLC

By: Peter Wokwicz
Name: Peter Wokwicz
Title: Manager and Member

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "DANDY TECHNOLOGY, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF JANUARY, A.D. 2024, AT 4:40 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE

2958228 8100
SR# 20240212228

Authentication: 202648270
Date: 01-23-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:40 PM 01/18/2024
FILED 04:40 PM 01/18/2024
SR 20240166972 - File Number 2958228

CERTIFICATE OF INCORPORATION
OF
DANDY TECHNOLOGY, INC.

ARTICLE 1 – NAME

The name of this Corporation is Dandy Technology, Inc. (the "Corporation").

ARTICLE 2 – PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

ARTICLE 3 – REGISTERED OFFICE

The registered office of the Corporation in Delaware is 108 Lakeland Ave., Dover, DE 19901, in the County of Kent and the name of its registered agent is Capitol Services, Inc.

ARTICLE 4 – CAPITAL STOCK

The total number of shares of stock that the Corporation is authorized to issue is 10,000,000 shares, par value $0.00001 per share, all of which shares are designated as Common Stock.

ARTICLE 5 – BYLAWS

In furtherance and not to limit the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, amend, alter, change, add to or repeal the Bylaws of this Corporation, without requesting or requiring any action on the part of the stockholders. Any specific provision in the Bylaws regarding amendment thereof shall be controlling to this Certificate of Incorporation.

ARTICLE 6 – INCORPORATOR

The name and address of the incorporator is as follows:

Peter Wokwicz
11 Terra Vita Drive
South Barrington, IL 60010

ARTICLE 7 – LIMITATION OF DIRECTOR'S LIABILITY

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE 8 – INDEMNIFICATION

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions,

Exhibit G
Test The Waters Materials
(See attached)

Dandy Technology is taking reservations for a possible, upcoming round. Join the waitlist today.

startengine

Add to Watchlist

RESERVE NOW

GET A PIECE OF DANDY TECHNOLOGY

The Dawn of Intelligent Lawn Care

Dandy Technology aims to transform lawn care with smart-tech solutions, including AI-powered robots (DT-01 & DT01XL) for time and cost-effective, eco-friendly weed control.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



dandy
The Dawn of Intelligent Lawn Care

$11,630.81 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

SMART YARD: Dandy is transforming the lawn and garden market with an AI-based orchestration platform and intelligent robotic lawn care products. Smart Home meets SMART YARD. Saving time, money, and the environment.

INNOVATIVE SOLUTIONS: Dandy's DT-01 weed-eliminating autonomous robot reduces pesticide use by over 95% compared to traditional methods. It is the first of many smart robots coming to the Dandy ecosystem this year.

HUGE MARKET OPPORTUNITY: The U.S. Lawn Care Market is expected to grow at a 5.2% CAGR from 2024-2029, estimated to be $58.7B in 2024 and reach $75B by 2029. The U.S. Landscaping Services Market was $176 billion in 2023.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now

RESERVED	INVESTORS
$11,630.81	4

TEAM



Peter Wokwicz • CEO | Director | Founder | Investor

Peter Wokwicz, CEO and Founder of Dandy Technology, brings 25+ years of tech and start-up expertise. He's previously led innovative ventures in software, wealth management, hedge fund, and business advisory firms. He also served as an interim C-...

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Stan Duda • President | Director | Investor



Stan Duda, President of Dandy Technology, brings C-level technology leadership, with a focus on innovation and business solutions. With 25+ years of experience and previous CEO of Alpine Consulting, he tackled challenges in manufacturing/distribution, finance,...
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ABOUT

HEADQUARTERS
**108 Lakeland Ave.
Dover, DE 19901**

WEBSITE
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Dandy Technology aims to transform lawn care with smart-tech solutions, including AI-powered robots (DT-01 & DT01XL) for time and cost-effective, eco-friendly weed control.

PRESS

Screen Rant
This Gardening Robot Will Nix Weeds From Your Lawn While You Kick Back

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Environment Newswire
Dandy Technology Debuts Its Lawn Care Robots

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WSAZ News Channel 3
Spring Gardening Trends for 2023

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ABC 6
Gardening Trends For Spring

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ZDNET
Dandy's New Weed-Killing Lawn Robot Will Save Your Back

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Dandy Technology.

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

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DIVERSE INVESTMENTS

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FAQS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article 8 shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

[***Signature Page to Follow***]

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this Certificate of Incorporation on December 28, 2023.

By: Peter Wokwicz

Peter Wokwicz, Incorporator